                                                                     EXHIBIT 2.2
                                                                  EXECUTION COPY

                          FIRST SUPPLEMENTAL INDENTURE

         This First Supplemental Indenture (this "Supplemental Indenture"), dated as of May 21, 2002, among TFM, S.A. de C.V., a sociedad anonima de capital variable, organized under the laws of the United Mexican States, as Issuer (the "Company"), Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V., a sociedad anonima de capital variable, organized under the laws of the United Mexican States, as Guarantor (the "Guarantor"), The Bank of New York, a New York banking corporation, as trustee under the indenture referred to below (in such capacity, the "Trustee"), and Deutsche Bank Luxembourg S.A., as the Paying Agent (the "Paying Agent").

                              W I T N E S S E T H:

         WHEREAS, the Company and the Guarantor have heretofore executed and delivered to the Trustee an indenture dated as of June 16, 1997 (the "Indenture"), providing for the issuance by the Company and the guarantee by the Guarantor of an aggregate principal amount of up to $150,000,000 of 10.25% Senior Notes due 2007 (the "Notes");

         WHEREAS, the Company is contemplating the acquisition (the "Acquisition") of the equity interest held by the government of Mexico in the Guarantor (the "Call Option Shares") through Ferrocarriles Nacionales de Mexico ("FNM") and Nacional Financiera, S.N.C., as trustee ("Nafin");

         WHEREAS, Section 9.02 of the Indenture provides that, with the written consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (the "Requisite Consents"), the Company and the Guarantor, when authorized by their respective Boards of Directors (as evidenced by a Board Resolution), and the Trustee may amend the Indenture, and the Holders of a majority in aggregate principal amount of the outstanding Notes (the "Requisite Holders") by written notice to the Trustee may waive future compliance by the Company with certain provisions of the Indenture;

         WHEREAS, in order to permit the Company to consummate the Acquisition, the Company has completed a consent solicitation (the "Consent Solicitation") whereby the Company has obtained the Requisite Consents to amend, and a waiver by the Requisite Holders (the "Waiver") of, Section 4.04 of the Indenture, entitled "Limitation on Restricted Payments" (this amendment, together with the Waiver and certain additional amendments to Sections 4.03, 4.04 and 4.09 of the Indenture which are being made hereby, the "Amendments"), which limits the amounts of restricted payments the Company is permitted to make based on the Company's cumulative adjusted consolidated net income beginning on July 1, 1997;

         WHEREAS, in connection with the Consent Solicitation, Holders that delivered a valid consent on a timely basis (the "Consenting Holders") are entitled to receive a cash fee (the "Cash Fee") with respect to the Notes in respect of which they have consented if the conditions to the Consent Solicitation are met;

         WHEREAS, the Company, the Guarantor, the Trustee and the Paying Agent are entering into this Supplemental Indenture in order to set forth the Amendments;

         WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Guarantor; and

         NOW, THEREFORE, the Company, the Guarantor, the Trustee and the Paying Agent mutually covenant and agree for the equal and ratable benefit of all the Holders of the Notes as follows:

                                   ARTICLE I.

                      AMENDMENT AND WAIVER OF THE INDENTURE

         SECTION 1.1 Addition to Section 4.04 of the Indenture. The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.04 of the Indenture, and Section 4.04 of the Indenture is hereby amended by adding the following paragraph to the end of such section:

         Notwithstanding anything to the contrary in the foregoing provisions of this Section 4.04, (i) the foregoing provisions shall not apply to and shall not prohibit the purchase by the Company of Capital Stock of the Guarantor from the government of Mexico, through FNM and Nafin, or their successors or assigns, and any subsequent transactions between the Company and the Guarantor in respect of the cancellation, conversion or exchange of the Capital Stock of the Guarantor thereby purchased by the Company and
     (ii) neither such purchase by the Company of Capital Stock of the Guarantor or any such subsequent transactions, nor the consideration paid by the Company in connection with such purchase or such subsequent transactions (such purchase and any subsequent transactions, the "Acquisition Transactions"), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this Section 4.04 have been met with respect to any subsequent Restricted Payments, provided that the Company shall not be entitled to consummate any Acquisition Transactions under the provisions of this paragraph prior to having paid the Cash Fee to consenting Holders, all no later than July 31, 2002 in accordance with the terms and conditions of the Consent Solicitation.

         SECTION 1.2 Waiver of Compliance with Section 4.04 of the Indenture. Compliance by the Company with Section 4.04 of the Indenture is hereby waived with respect to any Acquisition Transactions, subject to satisfaction of the provisions of Section 1.1 of this Supplemental Indenture.

         SECTION 1.3 Amendment of Section 4.03(a) of the Indenture. The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section 4.03(a) of the Indenture, and Section 4.03(a) of the Indenture is hereby amended, by:

         (A) replacing the first paragraph of such section in its entirety with the following paragraph:

                  (a) The Guarantor will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Securities, the Securities Guarantees, the Senior Notes (and the guarantee thereof) and Indebtedness existing on the Closing Date and any Indebtedness incurred before the effectiveness of the First

                  Supplemental Indenture hereto (including, without limitation, under our U.S. Commercial Paper Program) in accordance with the provisions of this Indenture as of the time of Incurrence); provided that the Guarantor and the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than (i) if the Indebtedness is Incurred during the period beginning on the Closing Date and ending on the third anniversary thereof, 2.25:1; (ii) if the Indebtedness is Incurred during the period beginning after the third anniversary of the Closing Date and the Cash Fee has not been paid, 2.5:1; (iii) if the Indebtedness is Incurred during the period beginning after the third anniversary of the Closing Date and ending on the date upon which the Cash Fee is paid, 2.5:1; (iv) if the Indebtedness is Incurred during the period beginning after the date upon which the Cash Fee is paid and ending on October 31, 2003, 3.0:1; and (v) if the Indebtedness is Incurred thereafter, 2.5:1.

         (B) replacing clause (i) thereof in its entirety with the following text:

                  (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $50.0 million that is Incurred solely for the purpose of financing the cost of improvements or construction related to the properties of Mexrail, Inc. and the Texas-Mexican Railway Company, the net proceeds of which are applied to finance the cost of such improvements or construction; and

         (c) eliminating the cross-reference to clause (i) found in clause (iii) of Section 4.03(a).

         SECTION 1.4 Amendment of Section 4.04(C) of the Indenture. The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section
4.04 of the Indenture, and Section 4.04 of the Indenture is hereby amended, with effect retroactive to April 1, 2002, by replacing clause C thereof in its entirety with the following text:

         (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors of the Guarantor, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after April 1, 2002 shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Guarantor or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on April 1, 2002 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to Section 4.18 plus (2) the aggregate Net Cash Proceeds received by the Company or the Guarantor on or after April 1, 2002 from a capital contribution or the issuance and sale (other than pursuant to the Capital Contribution Agreement) permitted by this Indenture of Capital Stock of the Company or the Guarantor (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company or the Guarantor, including an issuance or sale permitted by this Indenture of Indebtedness of the Company or the Guarantor for cash subsequent to the Threshold Conversion Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company or the Guarantor, or from the issuance to a Person who is not a Subsidiary of the Company or the Guarantor of any options, warrants or other rights to acquire Capital Stock of the Company or the Guarantor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Securities) plus
(3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after April 1, 2002 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Guarantor or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

         SECTION 1.5 Amendment of Section 1.01 of the Indenture. The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section
1.01 of the Indenture by adding the following definitions to Section 1.01 in the appropriate alphabetical order.

         "Acquisition Transactions" has the meaning provided in Section 4.04.

         "Cash Fee" means the cash fee offered in connection with the Consent Solicitation of $30.00 for each $1,000 principal amount of Notes in respect of which Holders delivered a valid and unrevoked consent.

         "U.S. Commercial Paper Program" means the Company's $290.0 million Letter of Credit Backed U.S. Commercial Paper Program, established pursuant to a Credit Agreement, dated as of September 19, 2000, among the Company, Chase Securities Inc. as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank as administrative agent and the several banks parties thereto, as amended by the Amendment and Joinder Agreement dated as of December 5, 2000, increasing the amount from $290.0 million to $310.0 million, and the Second Amendment dated as of September 25, 2001, together with all other agreements, instruments and documents executed or delivered pursuant thereto, in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

         SECTION 1.6 Amendment of Section 4.09 of the Indenture. The Company, the Guarantor, the Trustee and the Paying Agent hereby agree to amend Section
4.09 of the Indenture, and Section 4.09 of the Indenture is hereby amended by replacing the text after the last semicolon at the end of such section with the following text:

     "(vii) Liens securing Indebtedness which is permitted to be incurred under clause (i) of the second paragraph of Section 4.03; or (viii) Permitted Liens."

                                   ARTICLE II.

                                  MISCELLANEOUS

         SECTION 2.1 Effect of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantor, the Trustee and the Paying Agent, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

         Notwithstanding the foregoing, the Amendments set forth herein will have no effect, and this First Supplemental Indenture shall be null and void, if the Cash Fee is not paid to consenting Holders on or before July 31, 2002 in accordance with the terms and conditions of the Consent Solicitation.

         SECTION 2.2 Indenture Remains in Full Force and Effect. Except as expressly provided herein, all provisions in the Indenture shall remain in full force and effect. The amendments and waiver provided for herein are limited to the specific sections of the Indenture specified herein and shall not constitute an amendment of any other provisions of the Indenture.

         SECTION 2.3 Indenture and Supplemental Indenture Construed Together. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and Supplemental Indenture shall henceforth be read and construed together.

         SECTION 2.4 Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under such Act to be part of and govern any provision of this Supplemental Indenture, the provision of such Act shall control. If any provision of this Supplemental Indenture modifies or excludes a provision of the Trust Indenture Act that may be so modified or excluded, the provision of such Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

         SECTION 2.5 Severability Clause. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         SECTION 2.6 Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

         SECTION 2.7 Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder or thereunder and the Holders of Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

         SECTION 2.8 Successors and Assigns. All covenants and agreements in this Supplemental lndenture by the Company and the Guarantor shall bind their successors and assigns, whether so expressed or not.

         SECTION 2.9 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

         SECTION 2.10 Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

         SECTION 2.11 Counterparts. This Supplemental Indenture may be executed in counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         SECTION 2.12 Trustee Not Responsible for Recitals. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals of fact contained herein, all of which recitals are made solely by the Company.

                                       ***
                     [SIGNATURE PAGE TO IMMEDIATELY FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first stated above.


                                          TFM, S.A. DE C.V.



                                          By:  /s/ Leon Ortiz / Jacinto Marina
                                          Name:  Leon Ortiz / Jacinto Marina
                                          Title: Finance Director / Acting CFO


                                          GRUPO TRANSPORTACION
                                          FERROVIARIA MEXICANA, S.A. DE C.V.



                                          By:  /s/ Leon Ortiz / Jacinto Marina
                                          Name:  Leon Ortiz / Jacinto Marina
                                          Title: Finance Director / Acting CFO


                                          THE BANK OF NEW YORK, AS TRUSTEE



                                          By: /s/ Miguel Barrios
                                          Name:  Miguel Barrios
                                          Title: Assistant Vice President


                                          DEUTSCHE BANK LUXEMBOURG S.A.,
                                          AS PAYING AGENT



                                          By: /s/ C.A. Morris / K. Warwicker
                                          Name:  C.A. Morris / K. Warwicker
                                          Title: Attorney / Attorney